DISTRIBUTION AGREEMENT

This Distribution Agreement (the "**Agreement**") is made and entered into on this 16th day of March, 2020 (the "**Effective Date**") by and between **3D Biomedicine Science & Technology Co., Limited**, a company existing under the laws of the Republic of China, with its principal place of business located at Building 2, Block B, 158 XinJunhuan Street, Pujiang Hi-tech Park, MinHang District, Shanghai, China, 201114 ("**3DMed**"), and **Todos Medical USA, Inc.**, a company registered under the laws of the state of Nevada in the United States, with its principal place of business located at 45 Wall Street, Suite 920, New York, NY 10005 ("**Todos**" and together with 3D Med, the "**Parties**" and each individually, a "**Party**").

Whereas 3DMed has developed a new class of cost-effective tests for the screening of novel coronavirus ("**Coronavirus**"), which consist of a physician kit (for collecting swab samples) and a lab kit (for identifying Coronavirus nucleic acid) and any other kit that may be used in the process of analyzing and diagnosing the swab samples, all as more fully described in **Annex A** of this Agreement (the "**Products**"), as well as a proprietary algorithm for the analysis of the swab samples data; *and*

Whereas Todos specializes in providing physicians, medical centers , and Coronavirus patients with solutions, technologies, and services of companies operating in the foregoing fields; *and*

Whereas Todos represents that it has the necessary skills, expertise, know-how, resources and business contacts to efficiently market, sell and distribute the Products in the United States and Israel (the "**Territory**"); *and*

Whereas 3DMed and Todos wish to enter into an agreement whereby 3DMed shall appoint Todos as its non-exclusive agent for importing, marketing, and distributing the Products in the Territory, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

1. **Preamble and Annexes**

1.1. The preamble to this Agreement and the Annexes attached hereto constitute an integral part hereof.

1.2. The captions and titles in this Agreement are intended solely for convenience purposes and will not be used in the interpretation of this Agreement.

2. **Parties' Representations and Warranties**

2.1 Each Party represents and warrants throughout the term of this Agreement, towards the other Party as follows:

2.1.1 It has the full and entire right and authority to enter into and perform the obligations set forth in this Agreement.

2.1.2 It is duly organized and validly existing under the laws of its jurisdiction and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted.

2.1.3 There is no impediment, limitation or restriction under any applicable

law, agreement, arrangement or consequent to any undertaking that prevents or may prevent it from entering into this Agreement and performing its obligations hereunder.

2.1.4 The execution of this Agreement and the performance of its obligations hereunder do not constitute a breach of any applicable law, or any agreement, commitment, understanding or obligation (whether oral or in writing) towards any third party.

2.1.5 As of the date hereof, it is not aware of any court or arbitration proceedings or similar acts which may impair its ability to enter into the Agreement and/or perform its obligations hereunder.

2.1.6 It will operate its business in compliance with all applicable laws of the countries in which it operates, including, without limitation, those relating to the storage, packaging, marketing, distribution, and sale of the Products, and to protection of the environment, occupational hazards, health, safety, employment, social rights, payment of taxes owed to any authority and Anti-Corruption Laws. For the purpose of this section, "**Anti-Corruption Laws**" means anti-corruption, fraud, kickback, anti-money laundering, anti-boycott laws, regulations or orders, and all similar laws, or regulations or orders.

2.2 3DMed represents and warrants throughout the term of this Agreement, towards Todos as follows:

2.2.1 The Products, including the export of such from China as contemplated under this Agreement, comply with all applicable Chinese laws and regulations, and will not infringe or misappropriate the intellectual property rights of any third party.

2.2.2 3DMed has obtained, and will be responsible for maintaining, China Good and Drug Administration approval for the Products.

2.2.3 The Products shall conform to their specifications as detailed in **Annex A** of this Agreement, which specifications may be modified from time to time by 3DMed in light of future Product developments and/or changing regulatory requirements, subject to written notice to Todos, and provided that if such modifications require additional or increased costs, the Parties shall examine and negotiate, in good faith, the implications of such additional costs on the Product Price (as such terms are defined below).

2.3 Todos represents and warrants throughout the term of this Agreement, towards 3DMed as follows:

2.3.1 Todos will be responsible for obtaining all regulatory approvals and consents necessary to market and sell the Products in the Territory.

3. The Validation Stage

3.1. 3DMed will provide Todos 400 units of Products for validation, free of charge. The 400 units will ship to Todos within 7 days from the effective date of the Agreement at the cost of Todos.

3.2. Todos will purchase one (1) 3ANDiS350RNA Extraction machine(the "Machine") for the purposes of validation during the Validation Stage. The Machine will ship to Todos within 2 days from 3DMed received the payment of

$[20,000] for the Machine. Todos shall pay for all transportation costs and all costs for insuring the machines while the machines is in transit and while the machines is in Todos 's control.

3.3. Todos will validate the performance of the Products and communicate the result with 3DMed within 3 weeks from the date of receiving the Products for validation. The evaluation test will include: 1) Samples: a total of 5-10 clinical samples and positive and negative controls; 2) Methods: use 3DMed's 2019-nCoV kit to test samples above on ABI7500 or QantiStudio 5 instrument; 3) Data analysis: analyze data based on 3DMed's user manual. Todos Will provide 3DMed all original data, and deliver validation test report to 3DMed that will include: 1) performance summary; 2) user experience summary.

3.4. If the validation result is not accepted by Todos, this Agreement will be terminated automatically. Todos is entitled to return the Machine in their original packaging to 3DMed. 3DMed will refund the $20,000 to Todos within ten (10) days of the receivement of the Machine.

3.5. If the validation result is accepted by Todos, both Parties will have further commercial cooperation, and all the cooperation between two Parties shall be controlled by the terms of this Agreement.

4. <u>Appointment</u>

4.1. As of the Effective Date, 3DMed hereby appoints Todos as its non-exclusive agent for importing, marketing and distributing the Products in the Territory, for the Term (as hereinafter defined) of this Agreement, and Todos accepts such appointment, all upon the terms and subject to the conditions of this Agreement.

4.2. Each Party shall appoint a relationship manager, who shall serve as the primary point of contact for the other Party regarding all maters arising from this Agreement. During the Term, Todos' relationship manager shall meet with 3DMed no less frequently than monthly for the first six months, and thereafter quarterly, and provide a status report on Todos' commercialization efforts.

5. <u>Term</u>

5.1. The term of this Agreement shall commence on the Effective Date and shall continue in accordance with the following provisions ("**Term**"):

5.1.1. With respect to the Territory, this Agreement shall be effective for a period of 1 (one) year from the Effective Date.

5.2. The Term with respect to each of the countries detailed above, will be extended automatically for an additional period of three (3) years unless terminated by either Party at the end of the Term by giving the other Party a termination notice in writing at least ninety (90) days prior to the end of the Term. In the event of termination of this Agreement by 3DMed other than due to a breach by Todos and in the event of termination of this Agreement by Todos due to a breach by 3DMed, Todos will be entitled to return unsold Products in their original packaging to 3DMed for a full refund which refund shall be paid by 3DMed within ten (10) days from the termination date of this Agreement.

5.3. Notwithstanding the above, either Party shall be entitled to terminate this

Agreement in accordance with and subject to the provisions of Section 18 (Termination) below.

6. Intentionally Left Blank

7. Forecasts and Purchase Orders

7.1. On the first day of each calendar quarter, Todos will provide 3DMed with a non-binding rolling monthly forecast of Todos' estimated Product purchase requirements over the upcoming six (6) months (the "**Forecast**").

7.2. Todos shall place orders for the Products by means of written purchase orders delivered to 3DMed ("**Purchase Order(s)**"). Each purchase order (other than orders for safety stock) shall include the name and address of the customer and the price at which the Products are being sold to the customer. All orders are subject to written acceptance by 3DMed, which shall not be unreasonably withheld. 3DMed shall reply to each Purchase Order within two (2) business days of receipt thereof. If 3D Med does not reply to a Purchase Order within two (2) business days, such order will be deemed as having been accepted by 3DMed.

7.3. Lab kits will be shipped and delivered by 3DMed, to the address designated by Todos in the applicable Purchase Order, not later than two (2) weeks from 3DMed's acceptance of the Purchase Order, and Physician Kits will be delivered not later than two (2) weeks from 3DMed's acceptance of the Purchase Order. The Products will be shipped by air, stored at Todos' laboratory (or other location in the Territory).

7.4. Each Party shall maintain a safety stock of Products necessary to respond to orders that exceed the Forecast by up to twenty-five percent (25%).

8. Prices and Payments

8.1. The supply price shall be as follows:

Test Kits

Category	Unit	Sample extraction kit unit price($)	RT-PCR kit (with samples physician kit) unit price ($)	RT-PCR kit (with samples physician kit once FDA Approved) unit price($)
Per Kit (COVID)	one sample	5	13	15
Per Kit (COVID + Flu A/B)	one sample	5	16	18

Auto Sample Extractor

Subject to the Volume per Purchase Order	Unit Price $
1 set	20,000
>1 set	15,000

8.2. Minimum purchase quantities requirements of per Purchase Order by Todos is as below:

Category	Minimum purchase requirements
Sample extraction kit	50,000 samples
RT PCR kit	50,000 samples
Auto sample extractor	5 sets

8.3. Any changes to the Product Price to be determined in accordance with this Section 8, will not apply to Purchase Orders made by Todos prior to the change of the prices.

8.4. The Product Price for Products ordered by Todos, will be payable by Todos in two (2) instalments as follows: 60% of the Product Price upon shipment of the Product to Todos in accordance with the shipment terms set forth in Section 7.3 above, and the remainder of the Product Price within thirty (30) days from the end of the month during which Todos received the analysis results from 3DMed. If payment is not received by 3DMed within said thirty (30) days, the payment shall bear a late payment charge equal to 1.5% per month (or partial month) that the payment is delayed.

8.5. In consideration for the reduced pricing reflected in Section 8.1, Todos will issue to 3DMed $250,000 in Todos restricted common shares at the end of the Validation Stage upon successful completion of the Validation. The shares will be priced as of the closing date on the 13th of March, 2020.

9. Delivery, Title and Risk

9.1. All Products are F.O.B. Shanghai. Todos shall be responsible for selecting the carrier responsible for transporting Products to Todos's warehouse.

9.2. Todos shall pay for all transportation costs and all costs for insuring the Product while the Product is in transit and while the Product is in Todos's control.

9.3. Title and risk of loss for the Product shall shift from 3DMed to Todos when the Product is delivered to the common carrier transportation company for shipment to Todos.

10. Marketing and Sales Activities

10.1. Todos shall, at its own expense, maintain a trained and competent marketing and sales channels for marketing and distributing the Products in the Territory, all in collaboration with 3DMed. Todos undertakes to use commercially reasonable efforts to promote and expand the sale of the Products in the Territory.

10.2. 3DMed shall provide Todos with 3DMed's applicable marketing and promotional materials, sales literature, Product manuals, and supporting information in connection with the Products (the "**3DMed Marketing Materials**"). Todos shall prepare and use applicable marketing, promotional materials and other sales literature (including modifications or derivative works to the 3DMed Marketing Materials) that it deems necessary or desirable to market the Products. All marketing and promotional materials and sales literature in the English language shall be subject to the prior written approval of 3DMed. When preparing marketing and promotional materials and sales literature in the local foreign language, Todos shall not make any material changes to the information provided by 3DMed.

10.3. Todos shall not make any representation or warranty as to the Products other than those contained in the 3DMed Marketing Materials and in this Agreement. Todos shall bear all liabilities with respect to any representations or warranties as to the Products which are not so contained in the 3DMed Marketing Materials or in this Agreement or otherwise authorized by 3DMed in writing.

10.4. 3DMed acknowledges that Todos will fully rely on the information, representations and warranties as to the Products which are contained in the 3DMed Marketing Materials and in this Agreement or otherwise authorized by 3DMed in writing, and 3DMed shall bear all liability with respect to any such information, representations or warranties.

10.5. Without derogating from the above, 3DMed shall provide Todos with all the necessary information with respect to the Products, as will be made available, from time to time, to 3DMed 's worldwide network or per Todos' specific request. Any such material and the proprietary rights thereto shall belong to 3DMed.

10.6. Todos may appoint sub-agents throughout the Territory as may be required for the efficient marketing of the Products, provided that 3DMed shall receive notice thereof. Such appointments shall not derogate from Todos' obligations hereunder, and Todos shall be fully responsible for all actions or omissions incurred by any of its sub-agents.

11. Performance of Screening Tests and Delivery of Results

11.1. Todos will be responsible for the delivery and collection of the physician kits to and from the customers (unless Todos instructed 3DMed in the respective Purchase Order to deliver the entire Purchase Order to a customer instead of to Todos' facility), the separation process of the samples (either at its own laboratory or at a third-party laboratory), and the delivery of the samples to Todos' laboratory.

11.2. Todos shall work pursuant to 3DMed's protocols in dealing with or handling the Products, including the shipment of samples to the laboratory.

12. Sales and Customer Support Services

12.1. All sales of the Products in the Territory will be made by Todos. Todos shall be responsible for providing post-sale support services to customers, and shall, on its own account, provide a trained and competent support team for the efficient support of the Products.

12.2. 3DMed shall be responsible for the training of Todos' team as detailed in Section 12.4 below and as shall be determined to be required by the Parties. In addition, 3DMed will provide Todos support in connection with the performance of clinical trials (in addition to the provision of Products and performance of blood tests free of charge in connection therewith).

12.3. In addition, in order to assist Todos with the marketing of the Products and performing its other obligations under this Agreement, 3DMed shall provide Todos' team and the teams of its sales channels and laboratories and technical and scientific staff, with initial training courses which will be held in the English

language, pertaining to the Products, which training courses will be held remotely (the "**Initial Training**"). The Initial Training will give the participants basic practical knowledge and a set of skills required for the fulfillment of Todos' undertakings under this Agreement and may include several visits and training courses for a specific site.

13. Reports

13.1 Todos shall, within a reasonable period of time (and not later than once a quarter), bring to 3DMed's attention any information received by it or that otherwise comes to its knowledge which is likely to be of interest to 3DMed in connection with the Products or their marketing, competition, infringements of 3DMed's intellectual property rights, client feed-back, including complaints that were received or that have come to its attention and which relate to the Products, and shall apprise 3DMed on an ongoing basis of its marketing and sales activities and any other relevant information reasonably requested by 3DMed.

13.2 Once in every twelve (12) month period, 3DMed shall have the right to have an inspection and audit of all the relevant accounting and sales books and records of Todos conducted by an independent auditor reasonably acceptable to both Parties who will execute a confidentiality undertaking in a form attached hereto as **Annex B**. Any such audit shall be upon ten (10) business days prior written notice and shall be conducted during normal business hours. If any such audit should disclose any material error of more than five percent (5%) in the Quarterly Reports or any sale of the Products by Todos in contravention of the terms of this Agreement, in addition to any other remedies to which 3DMed shall be entitled, Todos shall promptly reimburse 3DMed for the reasonable cost of the audit.

13.3 Medical Device Reporting. Todos shall provide 3DMed with reports of any adverse events and product problems in accordance with the Mandatory Medical Device Reporting regulations of 21 CFR 803 a copy of which is attached as **Annex C**.

14. Limitation of Liability; Indemnification

14.1. To the maximum extent permitted by law, in no event shall either Party be liable for any special, non-compensatory, consequential, indirect, incidental, statutory or punitive damages of any kind, including, without limitation, for lost profits, lost sales, lost revenue or loss of use, regardless of the form of action, whether in contract, tort, negligence, strict products liability, or otherwise, even if such Party has been informed of or is aware of the possibility of any such damages in advance.

14.2. Each Party ("**Indemnifying Party**") shall defend, indemnify and hold the other Party and its affiliates, and their officers, directors, employees, agents, contractors, (the "**Indemnified Party**") harmless from and against all losses, liabilities, damages and expenses (including reasonable attorneys' fees and costs) resulting from any claims, suits, demands, actions and other proceedings by any third party: (a) to the extent resulting from any gross negligence, recklessness, or willful misconduct by or on behalf of the Indemnifying Party in the performance of its activities as contemplated by this Agreement; or (b) to the extent resulting from any violation by the Indemnifying Party (or any of its employees or agents) of, or failure to adhere to, any applicable laws or regulations in connection with the Products; or (c) for damage to real property or tangible physical equipment, proximately caused by the Indemnifying Party

in the course of performing this Agreement.

14.3. Without derogating from its liability under Section 14.2 above, 3DMed shall defend, at its sole expense, any claim or lawsuit by a third party (a "**Claim**") brought against Todos and its affiliates, and their officers, directors, employees, agents or contractors ("**Todos Indemnified Persons**"), to the extent such Claim alleges that the Products infringe any patent, copyright, or trademark or misappropriate a trade secret of a third party, and will indemnify and hold harmless Todos and/or Todos Indemnified Persons, against all costs, damages, losses, liabilities and expenses (including reasonable attorneys' fees and costs) ("**Damages**") awarded against Todos and/or Todos Indemnified Persons, by a court of competent jurisdiction, or agreed to in a written settlement agreement signed by 3DMed, arising out of such Claim.

14.4. The obligations set forth in this Section 15 shall apply only if (i) the Indemnified Party promptly notifies the Indemnifying Party in writing of a claim upon learning of or receiving the same; (ii) the Indemnified Party provides the Indemnifying Party with reasonable assistance requested by the indemnifying Party, at the Indemnifying Party's expense, for the defense and settlement, if applicable, of any claim; and (iii) the Indemnified Party provides the Indemnifying Party with the exclusive right to control and the authority to settle any claim.

15. Confidentiality

15.1. During the Term and thereafter, each Party shall maintain the "Confidential Information" (as hereinafter defined) of the other Party in confidence at all times, and shall not, directly or indirectly, whether in writing or otherwise, communicate, publish, reveal, expose, divulge, or otherwise make available or permit the disclosure of the Confidential Information, in whole or in part, to any person or entity, except as provided hereunder. The Parties shall not use the Confidential Information, except for the express purposes permitted hereunder. In addition, each Party shall comply with all applicable health care privacy rules and regulations and maintain the confidentiality of all health care and patient information and screening results.

15.2. The term "Confidential Information" include, but not be limited to, all technical, business and other information which one Party has disclosed or will disclose to the other Party, in written or other form, whether or not designated as "confidential", including all information and data pertaining to technological, scientific or technical information, inventions, know-how, trade secrets, designs, test results, treatment protocols, clinical trials, patient data, materials used, sketches, components, parts, hardware, software, research material, drawings, photographs, processes, test equipment, specifications, operational data, models, prototypes, contracts, costs, expenses, suppliers or transactions entered into, discussed or negotiated, business plans, budgets, forecasts, feasibility studies, market plans, customers and other business, economic, financial or technological data, regardless of whether such information, material or data or any part thereof is patentable or otherwise entitled to be registered in any official registry, which is owned, developed or used by the disclosing Party and/or which is related to the disclosing Party, its business, services or technology.

Notwithstanding the foregoing, "Confidential Information" shall not include (i) information that, as of the time of receipt, is already known to, or in the

possession of receiving Party without restrictions imposed on its disclosure; and/or (ii) information that has been received by one Party without restrictions on disclosure and in good faith from a third party who was lawfully in possession of the information and had the right to disclose the same; and/or (iii) information that is independently developed by the receiving Party without use of or reference to the Confidential Information of the disclosing Party; and/or (iv) any information that has entered public domain not as a result of the violations of the confidentiality undertaking by the receiving Party.

15.3. Nevertheless, the receiving Party shall be permitted to disclose the disclosing Party's Confidential Information as follows: (i) disclosure to receiving Party's employees or agents who have a need to know such information for the implementation of receiving Party's obligations hereunder, strictly to the extent required, provided such employees and agents have agreed to abide by terms of confidentiality not less restrictive than those provided hereunder; and (ii) disclosure as required under any applicable laws and regulations applying to the receiving Party, or pursuant to an order of a competent court or authority, including, without limitation, filings required of a publicly traded company, or within the framework of a public offering procedure, as applicable, provided that to the extent permissible, reasonable prior written notice thereto shall be given by the receiving Party to the disclosing Party, and further provided that to the extent permissible, any such disclosure shall be made under adequate and appropriate confidentiality measures to ensure and protect the confidentiality of the Confidential Information.

15.4. The provisions of Sections 16.1 through 16.3 shall continue in full force and effect notwithstanding termination or expiration of this Agreement howsoever arising.

16. Proprietary Rights

16.1. Todos acknowledges and agrees that 3DMed owns all rights, title and interest in or to any intellectual property rights with respect to the Products, and Todos has no and shall have no such rights with respect thereto. For the avoidance of doubt, Todos is hereby granted the right to use the results and findings of the Validation Stage in connection with the marketing and distribution of the Products in the Territory, subject to and in accordance with the terms of this Agreement.

16.1.1. 3DMed acknowledges that Todos may seek to evaluate the utility of its proprietary spectroscopy-based technology by using results obtained from the Products to build algorithms that allow for the screening of Coronavirus using Fourier transform infrared ("**FTIR**") analysis. Any new intellectual property developed using the FTIR platform shall be exclusively owned by Todos.

16.2. Todos shall sell, market and advertise the Products only under 3DMed's trademarks, trade names, logos, labels or other indications of source or origin ("**Trademarks**") and shall not: (a) erase or cover any Trademark which 3DMed may affix to the Products; or (b) use Todos' or any other trademark, trade name, logo, etc., in relation to the Products. For the above use of 3DMed's Trademarks, Todos is hereby granted a non-exclusive, non-transferable, royalty-free license to use such Trademarks during the Term, subject to 3DMed's instructions and directions.

17. Termination

17.1. Either Party shall have the right to terminate this Agreement by giving the other Party thirty (30) days' prior notice, in the event that:

(i) the other Party breaches of any material term of this Agreement (or a breach of any term of this Agreement which occurs two (2) times during any twelve (12) months period);

(ii) the other Party files a petition or application seeking any type of relief under any bankruptcy or any insolvency or similar law affecting the rights of creditors or is unable to pay its debts as they fall due, (or someone files a petition to have the other Party adjudicated bankrupt or insolvent and such application or petition is not removed within ninety (90) days after it is filed) or makes an arrangement with its creditors or if any distress or execution is levied on such Party's goods not removed within ninety (90) days or if an administrator, liquidator or trustee is appointed to the other Party or if a receiver is appointed over the whole or any material part of such Party's assets not removed within ninety (90) days for any such appointment to be made, or if any other steps are taken under any insolvency, bankruptcy, receivership, or moratorium laws from time to time in force, including any moratorium or application for the appointment of an administrator, liquidator, trustee or receiver not cancelled within ninety (90) days or if the other Party takes any action to liquidate or wind up its operations;

(iii) the other Party or any of its directors or officers, is convicted of an offense punishable by a term of imprisonment in excess of six (6) months, or an offense, regardless of how punishable, for which a material element is fraud, dishonesty or moral turpitude, and in case of an officer or director of such offending Party, such officer or director is not removed from his or her position within thirty (30) days following such conviction; or

(iv) it is determined by the competent authority that the other Party or any director or officer thereof has violated any Anti-Corruption Laws and in the event that a director or officer of such Party is involved, such director or officer is not removed from his or her position within thirty (30) days after such determination.

17.2. In the event that termination of this Agreement was not as a result of a breach by Todos, Todos shall be entitled, at its own discretion, to keep selling and distributing the Products at the Product Price set forth herein, as updated in accordance with the terms of this Agreement, to up to ten (10) customers that will be detailed in a list to be provided by the end of the Term.

18. Miscellaneous

18.1. Without derogating from the provisions of Section 4.1 hereto, it is agreed that the Parties will consider in good faith whether to extend their relationship with respect to other Territory, subject to the prior written agreement of the Parties.

18.2. Todos and 3DMed are independent entities, and their relationship is that of a services provider and a client. Todos shall act as an independent contractor on its own account and responsibility. Todos is not authorized to and shall not assume any obligation of any kind, expressed or implied, or make any representation on behalf of 3DMed.

This Agreement shall not be deemed to create any partnership, joint venture or employment relationship between the Parties hereto or their respective employees.

Each Party shall be solely responsible for the fulfillment of its undertakings and obligations towards its suppliers and/or services providers and/or any other third-party.

18.3. Neither Party shall transfer, assign or pledge in any manner whatsoever any of its rights or obligations under this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Notwithstanding the above, either Party may transfer or assign its rights and obligations under this Agreement to a subsidiary under its control.

18.4. If any of the provisions of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the provisions, of this Agreement shall in no way be affected, impaired or invalidated and the Parties agree to replace such invalid, illegal or unenforceable provision with an enforceable and valid arrangement that, in its economic effect, shall be as close as possible to the invalid, illegal or unenforceable provision.

18.5. The terms and provisions hereof constitute the entire agreement between the Parties hereto and shall supersede all previous communications, oral or written, between the Parties hereto with respect to the subject matter hereof.

18.6. No modification, amendment or correction to this Agreement shall be binding upon either of the Parties hereto unless in writing and signed by the duly authorized representatives of both Parties.

18.7. No waiver of any rights by any Party hereto shall be construed as a waiver of the same or any other right at any prior or subsequent time. Furthermore, no delay on the part of a Party in exercising any power or right hereunder, and no forbearance or indulgence of a Party granted to the other Party, shall in any way restrict or diminish the full rights and powers of that Party under this Agreement, or operate as a waiver of any breach by a Party of any of the terms or conditions of this Agreement.

18.8. All disputes, controversies and claims arising in connection with this Agreement will be governed by and construed in accordance with the laws of the State of New York. In any dispute, controversy or claim brought by any of the Parties, arising out of or relating to this Agreement, exclusive jurisdiction is hereby granted to the competent courts in Southern District of Manhattan.

18.9. **IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.**

18.10. This Agreement may be executed simultaneously in any number of counterparts, each of which containing the signature of any of the Parties hereto, shall be deemed an original, but all of which together shall constitute

one and the same instrument.

18.11. All notices given by one Party to the other hereunder will be given in writing and will be deemed to have been delivered to the addressee immediately upon transmission if sent by facsimile and confirmed by a machine printout or by email, or within 5 (five) business days after being sent by registered air-mail, as per the addresses indicated hereinbelow, or to such other address or facsimile number as a Party hereto may thereafter give notice in accordance herewith to the other Party.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

DocuSigned by: Gerald Commissiong 3219B60A7CA2428...	
Todos Medical USA, Inc.	**3D Biomedicine Science & Technology Co., Limited**
Name: Gerald Commissiong	**Name:**
Title: President & CEO	**Title:**

ANNEX A

THE PRODUCTS

Each unit of Product consists of one sample extraction kit, one physician kit and one RT-PCR kit.

ANNEX B

CONFIDENTIALITY UNDERTAKING

THIS MUTUAL NONDISCLOSURE AGREEMENT is made and entered into as of March 16, 2020 between "Todos Medical USA, Inc." COMPANY A and " 3D Biomedicine Science & Technology Co., Limited" COMPANY B.

Purpose. The parties wish to continue to explore a business opportunity of mutual interest and in connection with this opportunity, each party may disclose or have already disclosed to the other certain confidential technical and business information which the disclosing party desires the receiving party to treat as confidential. Both COMPANY A and COMPANY B can be a disclosing party or a receiving party of Confidential Information under this Agreement.

"Confidential Information" means any information not available by any other means (i) at the time of disclosure is, or thereafter becomes, through no act or failure to act on the receiving party's part, published information generally known on a non-confidential basis in the parties' industry; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) corresponds in substance to that developed by the receiving party and is already in the possession of the receiving party prior to the time of disclosure by the disclosing party as shown by the receiving party's files and records; (iv) corresponds in substance to information that is obtained by the receiving party from a third party without a breach of such third party's obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party's Confidential Information, as shown by documents and other competent evidence in the receiving party's possession; or (vi) is required by law, court order or other governmental order or request to be disclosed by the receiving party, provided that the receiving party gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure, and uses all reasonable efforts to limit the disclosure and maintain the confidentiality of the information to the extent possible.

Non-use and Non-disclosure. Each party agrees not to use any Confidential Information of the other party for any purpose except of evaluating a potential business transaction. Each party agrees not to disclose any Confidential Information of the other party to third parties or to such party's employees, legal counsel, advisors and third-party consultants (the 'Advisors'), other than to those Advisors of the receiving party who are required to have the information in order to evaluate or engage in discussions concerning the contemplated use. Both parties agree not to reverse engineer, disassemble or decompile any prototypes, software or other tangible objects which embody the other party's Confidential Information and which are provided to the party hereunder.

Maintenance of Confidentiality. Each party agrees to take reasonable measures to protect the secrecy of and avoid disclosure and unauthorized use of the Confidential Information of the other party. Without limiting the foregoing, each party agrees to take at least those measures that it takes to protect its own most highly confidential information and to ensure that its employees who have access to Confidential Information of the other party have signed a non-use and non-disclosure agreement in content similar to the provisions hereof, prior to any disclosure of Confidential Information to such employees. The parties agree not to make any copies of the Confidential Information of the other party unless the same are previously approved in writing by the other party. Each party agrees to reproduce the other party's proprietary rights notices on any such approved copies, in the same manner in which such notices were set forth in or on the original.

No Obligation. Nothing herein shall obligate either party to proceed with any transaction between them, and each party reserves the right, in its sole discretion, to terminate the discussions contemplated by this Agreement concerning the business opportunity.

No Warranty. ALL CONFIDENTIAL INFORMATION IS PROVIDED "AS IS". EACH PARTY MAKES NO WARRANTIES, EXPRESS, IMPLIED OR OTHERWISE, REGARDING ITS ACCURACY, COMPLETENESS OR PERFORMANCE.

Return of Materials. All documents and other tangible objects containing or representing Confidential Information which have been disclosed by either party to the other party, and all copies thereof which are in the possession of the other party, shall be and remain the property of the disclosing party and shall be promptly returned to the disclosing party or destroyed upon the disclosing party's written request, if asked, except for a single copy thereof which may be retained by the receiving party's legal counsel for the sole purpose of determining the scope of obligations incurred under this Agreement.

No License. Nothing in this Agreement is intended to grant any rights, express or implied, to either party under any patent, mask work right or copyright of the other party, nor shall this Agreement grant any party any rights in or to the Confidential Information of the other party or of any third party, except as expressly set forth herein.

Term. The provisions of this Agreement shall expire at the end of the Term (as defined in the Distrbution Agreement) of the Distribution Agreement dated March 13, 2020 by and between 3D Biomedicine Science & Technology Co., Limited and Todos Medical USA, Inc. (the "Distribution Agreement").

Miscellaneous. This Agreement shall bind and inure to the benefit of the parties hereto and their successors and assigns. This Agreement shall be governed by the laws of the State of New York, without reference to conflict of laws principles. All actions arising there from shall be brought in the State of New York. This document contains the entire agreement between the parties with respect to the subject matter hereof, and neither party shall have any obligation, express or implied by law, with respect to trade secret or proprietary information of the other party except as set forth herein. Any failure to enforce any provision of this Agreement shall not constitute a waiver thereof or of any other provision. This Agreement may not be amended, nor any obligation waived, except by a writing signed by both parties hereto.

COMPANY A	COMPANY B
By: ______________________________	By:
Name: Gerald Commissiong	Name:
Title: CEO	Title:

ANNEX C

MANDATORY MEDICAL DEVICE REPORTING REGULATIONS OF 21 CFR 803